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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of March 2005


                              AETERNA ZENTARIS INC.
                   ------------------------------------------
                   (Formerly named AEterna Laboratories Inc.)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F         Form 40-F    X
                                      ------            ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                  Yes          No   X
                                     -----        -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    -----

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                                 DOCUMENTS INDEX

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DOCUMENTS       DESCRIPTION
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
1.              Press release dated March 16, 2005 - AEterna Zentaris Announces Decision to Continue Cetrorelix Development in Benign Prostate Hyperplasia in
                Japan
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                                                         [AETERNA ZENTARIS LOGO]


AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com



                                                           PRESS RELEASE
                                                           For immediate release




AETERNA ZENTARIS ANNOUNCES DECISION TO CONTINUE CETRORELIX DEVELOPMENT IN BENIGN PROSTATE HYPERPLASIA IN JAPAN


QUEBEC CITY, CANADA, MARCH 16, 2005 - AEterna Zentaris Inc. (TSX: AEZ; NASDAQ:
AEZS) today announced the decision of its Japanese partners Shionogi & Co., Ltd., and Nippon Kayaku Co., Ltd., to push ahead with the development of cetrorelix, a luteinizing hormone-releasing hormone (LHRH) antagonist, in the benign prostate hyperplasia (BPH) indication. The decision comes on the heels of the earlier announcement by Solvay Pharmaceuticals, the Company's worldwide (ex-Japan) exclusive development and marketing partner for cetrorelix, to conduct its upcoming Phase III development in endometriosis as a primary indication. Cetrorelix, AEterna Zentaris' lead drug in the class of LHRH antagonists, has successfully completed a broad seven Phase II trial program in endometriosis, BPH and uterine myoma in 2004.

"These results have paved the way for the advanced programs to be performed along with and financially supported by our partners. We are excited by the decision of Shionogi and Nippon Kayaku to progress with the development of cetrorelix in BPH in Japan", said Prof. Jurgen Engel, Executive Vice President Gobal R&D and Chief Operation Officer at AEterna Zentaris.

The first Phase IIa-trial in the Japanese market with cetrorelix in BPH, to be initiated in Q2 2005, will be designed to evaluate safety (systemic and local tolerability) and to explore efficacy (effects on BPH-related parameters such as the International Prostate Symptom Score (IPSS)). The multicenter, placebo-controlled and randomized trial using cetrorelix pamoate will comprise both single and multiple dose groups. Data generated in this trial will serve as verification for the applicability of the results from European studies on cetrorelix in BPH to Japanese patients.

According to Gilles Gagnon, President and Chief Executive Officer at AEterna
Zentaris: "We are delighted with this decision from our Japanese partners to pursue the development of cetrorelix in BPH in Japan, a country where the most well-known competing products to treat this condition have not yet been launched. This decision represents a major step in completing the implementation of our strategic plan that should allow for the full development of cetrorelix in the two indications, endometriosis and BPH, where the most statistically significant Phase II results were demonstrated with this novel therapeutic agent. We feel privileged to work with such serious partners like Solvay, Shionogi and Nippon Kayaku to develop our lead compound in endocrinology."


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                                                         [AETERNA ZENTARIS LOGO]


ABOUT BENIGN PROSTATE HYPERPLASIA

Benign Prostate Hyperplasia (BPH) is characterized by an abnormal benign growth of the prostatic tissues caused by testosterone. Symptoms linked to BPH include pain while urinating and frequent urges to urinate during the night and sometimes, kidney problems. In some cases, if left untreated, BPH may develop into prostate cancer. Contrary to most of the present treatments for BPH, cetrorelix is not associated with side effects such as erectile dysfunction, loss of libido and chemical castration. Worldwide, BPH affects 33 million men 60 and over and represents a market of US$1.7 billion.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is an oncology and endocrine therapy focused biopharmaceutical company with proven expertise in drug discovery, development and commercialization. The Company's broad 20 product pipeline leverages five different therapeutic approaches, including LHRH antagonists and signal transduction inhibitors. The lead LHRH antagonist compound, cetrorelix, is currently marketed for IN VITRO fertilization under the brand name Cetrotide(R), and has successfully completed a broad Phase II program in endometriosis and benign prostate hyperplasia (BPH). The lead signal transduction inhibitor compound, perifosine, is an orally-active AKT inhibitor that is in several Phase II trials for multiple cancers.

AEterna Zentaris owns 61.1% of Atrium Biotechnologies Inc., a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutritional industries.

News releases and additional information about AEterna Zentaris are available on its Web site www.aeternazentaris.com.
             -----------------------

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                                                               2


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                                                         [AETERNA ZENTARIS LOGO]


                                      -30-

CONTACTS:

MEDIA RELATIONS
Paul Burroughs
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com
----------------------------------

INVESTOR RELATIONS
Ginette Vallieres
(418) 652-8525 ext. 265
ginette.vallieres@aeternazentaris.com
-------------------------------------

EUROPE

EUROPE
Matthias Seeber
+49-6942602-3425
matthias.seeber@zentaris.com
----------------------------

                                                                               3


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                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         AETERNA ZENTARIS INC.


Date:  March 17, 2005                     By:  /s/ Mario Paradis
---------------------                          ---------------------------------
                                               Mario Paradis
                                               Senior Finance Director and
                                               Corporate Secretary